CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
 [Unaudited]

	AS AT SEPTEMBER 30, 2008	AS AT DECEMBER 31, 2007
[Thousands of Canadian dollars]	$	$
ASSETS [note 11]
Current
Cash and cash equivalents	15,728	17,173
Available-for-sale marketable securities	28,340	54,726
Accounts receivable	2,827	1,972
Research and development tax credits receivable	2,097	1,197
Income taxes receivable	334	161
Inventories [note 5]	1,695	2,875
Prepaid expenses and other assets	678	1,460
Total current assets	51,699	79,564

Restricted long-term investments	128	1,277
Long-term investment [note 6]	3,378	4,329
Property, plant and equipment	10,630	10,800
Intangible assets	3,663	3,453
Future income tax assets	123	116
	69,621	99,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	8,075	8,719
Current portion of deferred revenue [note 7]	4,689	4,325
Current portion of obligations under capital leases	265	203
Current portion of long-term debt	640	—
Total current liabilities	13,669	13,247

Deferred revenue [note 7]	10,188	17,083
Obligations under capital leases	5,413	5,613
Long-term debt	14,187	13,647
Total liabilities	43,457	49,590

Shareholders’ equity
Share capital
Unlimited authorization of common shares, voting,
without par value; issued and outstanding 56,826,063
and 56,817,963 as at September 30, 2008 and
December 31, 2007, respectively [note 8]	241,967	241,955
Warrants	541	541
Contributed surplus [note 8]	14,504	12,527
Deficit	(230,733)	(205,024)
Accumulated other comprehensive loss on available-for-sale
marketable securities	(115)	(50)
Total shareholders’ equity	26,164	49,949
	69,621	99,539

Contingent liability [note 12]
Subsequent events [note 13]

See accompanying notes to interim consolidated financial statements

14	LABOPHARM Q3 2008

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]

	FOR THE THREE MONTHS ENDED:		FOR THE NINE MONTHS ENDED:
	SEPT. 30, 2008	SEPT. 30, 2007	SEPT. 30, 2008	SEPT. 30, 2007
[Thousands of Canadian dollars, except share and per share amounts]	$	$	$	$

REVENUE
Product sales	3,863	2,818	9,880	10,359
Licensing [note 7]	5,576	1,058	7,701	4,786
Research and development collaborations	—	1,217	—	1,217
	9,439	5,093	17,581	16,362

EXPENSES
Cost of goods sold (excluding depreciation) [note 5]	1,755	1,012	4,389	6,716
Research and development, net [note 9]	6,267	7,145	18,264	17,296
Selling, general and administrative [note 12]	4,888	4,622	15,766	15,840
Financial costs	733	434	2,153	1,474
Impairment loss on long-term investment [note 6]	400	874	1,091	874
Depreciation and amortization	536	510	1,585	1,482
Interest income	(351)	(810)	(1,554)	(2,707)
Foreign exchange loss (gain)	488	(107)	196	280
	14,716	13,680	41,890	41,255
Loss before income taxes	(5,277)	(8,587)	(24,309)	(24,893)
Provision for income taxes
Current	700	508	1,500	1,710
Future	—	(64)	—	(64)
	700	444	1,500	1,646
Net loss for the period	(5,977)	(9,031)	(25,809)	(26,539)

Net loss per share – basic and diluted	(0.11)	(0.16)	(0.45)	(0.47)

Weighted average number of common shares outstanding	56,824,106	56,817,963	56,821,325	56,795,545

See accompanying notes to interim consolidated financial statements
LABOPHARM Q3 2008	15

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
 [Unaudited]

	FOR THE THREE MONTHS ENDED:		FOR THE NINE MONTHS ENDED:
	SEPT. 30, 2008	SEPT. 30, 2007	SEPT. 30, 2008	SEPT. 30, 2007
[Thousands of Canadian dollars]	$	$	$	$

Net loss for the period	(5,977)	(9,031)	(25,809)	(26,539)
Changes in unrealized (losses) gains on available-for-sale
marketable securities	(95)	91	(65)	(136)
Comprehensive loss for the period	(6,072)	(8,940)	(25,874)	(26,675)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
[Unaudited]

FOR THE NINE MONTHS ENDED:	SEPT. 30, 2008	SEPT. 30, 2007
[Thousands of Canadian dollars]	$	$

Balance, beginning of period	(205,024)	(168,449)
Change in accounting policy [note 3]	100	—
Net loss for the period	(25,809)	(26,539)
Balance, end of period	(230,733)	(194,988)

See accompanying notes to interim consolidated financial statements
16	LABOPHARM Q3 2008

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
 [Unaudited]

	FOR THE THREE MONTHS ENDED:		FOR THE NINE MONTHS ENDED:
	SEPT. 30, 2008	SEPT. 30, 2007	SEPT. 30, 2008	SEPT. 30, 2007
[Thousands of Canadian dollars]	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(5,977)	(9,031)	(25,809)	(26,539)
Items not affecting cash:
Depreciation of property, plant and equipment	471	448	1,386	1,304
Amortization of intangible assets	65	62	199	178
Amortization of premium or discounts on marketable securities	6	57	33	207
Impairment loss on long-term investment [note 6]	400	874	1,091	874
Non-cash financial costs	101	30	288	107
Unrealized foreign exchange loss (gain)	647	(106)	386	282
Future income tax	—	(64)	—	(64)
Stock-based compensation	410	674	1,981	3,573
	(3,877)	(7,056)	(20,445)	(20,078)
Net change in non-cash operating items [notes 5 and 7]	(6,623)	1,008	(5,906)	1,116
	(10,500)	(6,048)	(26,351)	(18,962)

INVESTING ACTIVITIES
Acquisition of marketable securities	(16,962)	(11,733)	(40,515)	(64,980)
Proceeds from maturities of marketable securities	11,200	15,491	67,019	81,876
Proceeds from disposals of marketable securities	—	3,498	—	3,498
Acquisition of restricted long-term investment	—	—	(45)	—
Acquisition of property, plant and equipment	(196)	(454)	(1,344)	(1,600)
Acquisition of intangible assets	(132)	(334)	(409)	(457)
	(6,090)	6,468	24,706	18,337

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(66)	(24)	(138)	(71)
Repayment of long-term debt	—	(1,004)	—	(3,061)
Transaction costs	—	—	(118)	—
Proceeds from issuance of common shares [note 8]	3	—	8	225
	(63)	(1,028)	(248)	(2,907)

Foreign exchange gain (loss) on cash and cash equivalents
held in foreign currencies	(176)	(207)	448	(1,121)
Net decrease in cash and cash equivalents during the period	(16,829)	(815)	(1,445)	(4,653)
Cash and cash equivalents, beginning of period	32,557	9,884	17,173	13,722
Cash and cash equivalents, end of period	15,728	9,069	15,728	9,069

Cash flows include the following items:
Interest paid	632	328	1,777	1,107
Income taxes paid (received)	224	(430)	267	(902)

See accompanying notes to interim consolidated financial statements

LABOPHARM Q3 2008	17

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
SEPTEMBER 30, 2008
[Thousands of Canadian dollars, except share and per share amounts]

1. DESCRIPTION OF BUSINESS

Labopharm Inc. (the "Company"), incorporated under the Companies Act (Québec) is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 and the accompanying notes, included in the Company’s annual report.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual audited consolidated financial statements, and are set forth in notes 2 and 3 of these financial statements for the year ended December 31, 2007 included in the Company’s annual report, except as described in note 3 hereafter.

3. CHANGES IN ACCOUNTING POLICIES

The following Handbook Sections, released by the Canadian Institute of Chartered Accountants ("CICA"), were adopted by the Company on January 1, 2008:

Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 10.

Section 3862, Financial Instruments – Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Disclosure requirements pertaining to Section 3862 are contained in note 11.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments – Disclosure and Presentation. The adoption of this section had no impact on the Company’s interim consolidated financial statements.

Section 3031, Inventories, replaces the previous standard for inventories, Section 3030. The new section is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The application of this new section had an impact on the Company’s measurement of inventories. Under the new section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new section, the Company valued its raw materials at the lower of cost and replacement cost. The transitional provision of the section required that the standard be applied to the opening inventory balance of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated. The adoption of this section had no other impact on the Company’s interim consolidated financial statements.

Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this section had no impact on the Company’s interim consolidated financial statements.
18	LABOPHARM Q3 2008

CONSOLIDATED FINANCIAL STATEMENTS

4. RECENT ACCOUNTING PRONOUNCEMENT

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2009. The Company is currently assessing the impact of the adoption of this new section on its consolidated financial statements.

5. INVENTORIES
	SEPTEMBER 30, 2008	DECEMBER 31, 2007
	$	$
Raw materials	573	827
Intermediate finished goods	981	1,899
Finished goods	141	149
	1,695	2,875

During the three-month and nine-month periods ended September 30, 2008, inventories in the amount of $1,468 and $4,000, respectively [2007 – $597 and $6,017] were recognized as cost of goods sold including provisions for write-downs to net realizable value of $253 and $405, respectively [2007 – nil and $1,742].

6. LONG-TERM INVESTMENT

At September 30, 2008, the Company held Canadian third-party asset-backed commercial paper ("ABCP") in Aurora Trust Series A with a principal value at maturity of $5,751. At the date the Company acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited ("DBRS"), the highest credit rating issued for commercial paper by DBRS. This investment matured on October 15, 2007 but, as a result of illiquidity in the Canadian ABCP market, it did not settle on maturity. As a result, the Company has since classified its ABCP investment as long-term. The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed (the "Committee"). The Committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

On March 20, 2008, the Committee issued an information statement (the "Information Statement") containing details about the proposed restructuring. Based on this and other public information it is estimated that the Company will, on restructuring, receive Class A-1, Class A-2, Class B and Class C long-term floating rate notes with par values of $1,767, $3,252, $560, and $172, respectively, and having maturities of approximately eight years. The Class A-1 and Class A-2 notes are expected by the Committee to obtain an AA credit rating while the Class B and Class C notes are likely to be unrated. On April 25, 2008, a majority of the ABCP holders voted in favour of the restructuring proposal. On June 5, 2008, a court order sanctioning the restructuring of the ABCP was made pursuant to the Companies’ Creditors Arrangement Act. The valuation technique used by the Company to estimate the fair value of its investment in ABCP as at September 30, 2008, incorporates probability weighted discounted cash flows considering available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement and the risks associated with the long-term floating rate notes. The Company assumes that the notes will generate a weighted average interest rate of 2.6% [June 30, 2008 – 3.4%]. One of the cash flow scenarios modeled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts.

LABOPHARM Q3 2008	19

CONSOLIDATED FINANCIAL STATEMENTS

6. LONG-TERM INVESTMENT [CONT'D]

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using average yield of AA rated corporate bonds having similar maturities, adjusted for consideration of additional risk for the lack of information, lack of liquidity and uncertainty with respect to the exact nature of the resulting instrument. A weighted average discount rate of 9.7% [June 30, 2008 – 8.5%] was used in the Company’s fair-value estimate of its ABCP. An increase in the estimated discount rates of 1% would reduce the estimated fair value of the Company’s investment in ABCP by approximately $255.

The recalibration of the valuation model as at September 30, 2008 based on current available information resulted in an estimated fair value of the Company’s ABCP of $3,378. This represents a reduction in the estimated fair value of $400 (excluding additional accrued interest) as a result of the recent financial and credit market condition. This estimated fair value, which represents approximately 59% of the principal value as at September 30, 2008, is detailed as follows:

	SEPTEMBER 30, 2008	DECEMBER 31, 2007
	$	$
Investment cost	5,640	5,640
Accrued interest	303	163
Impairment charge	(2,565)	(1,474)
Estimated fair market value	3,378	4,329

In July 2008, the Company entered into an agreement with the parent company of the broker through which the Company had purchased its ABCP. Under this agreement, the Company will be able to borrow an amount up to 45% of the principal value of the ABCP at a favourable borrowing rate for a three-year period. At the end of the three-year period, the value of the ABCP will be guaranteed to be at least 45% of the principal value of the ABCP, such that the Company’s potential loss on the ABCP will be limited, should market conditions substantially change unfavourably. This agreement is conditional upon the definitive approval of the restructuring plan as sanctioned by the court on June 5, 2008, and its implementation.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in this ABCP, which could impact the Company’s near term results.

7. DEFERRED REVENUE

During the three-month period ended September 30, 2008, the Company reached an agreement with Recordati Ireland Ltd. ("Recordati") to reacquire the sales and marketing rights to its once-daily tramadol product for the United Kingdom. Under this agreement, the Company received a payment of $1,118 [700 euros] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a milestone payment previously recognized, and repurchased finished goods inventory for a cash consideration of $269.

Prior to the conclusion of this agreement, the Company was recognizing as licensing revenue $102 per quarter on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement, the Company has no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue in the quarter ended September 30, 2008, together with the unrecognized portion of the $1,118 payment amounting to $1,012.

In 2005, the Company received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma Products L.P. ["Purdue Pharma"], which was being recognized as revenue on a straight-line basis until July 2011 which was the estimated term over which the Company had substantive contractual obligations. During the quarter ended September 30, 2008, the Company changed the estimated period over which the remaining balance of deferred revenue will be recognized to income, based on regulatory developments which shortened the estimated period over which the Company will have substantive contractual obligations towards Purdue Pharma, currently estimated to be until November 2010. This period may be shortened or extended further if future events modify the expected term over which the Company maintains substantive contractual obligations to Purdue Pharma. Prior to July 1, 2008, the Company was recognizing $679 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $867.
20	LABOPHARM Q3 2008

CONSOLIDATED FINANCIAL STATEMENTS

8. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Share capital transactions

During the nine-month period ended September 30, 2008, 8,100 [2007 – 70,000] options were exercised for a total cash consideration of $8 [2007 – $225]. In addition, share capital was increased by $4 [2007 – $142] and contributed surplus reduced by the same amount.

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices, for the nine-month periods ended September 30, 2008 and 2007 are as follows:
		2008		2007
	#	$	#	$
Balance, beginning of period	3,670,750	5.89	3,556,425	6.03
Granted	1,380,000	2.21	1,070,450	6.87
Exercised	(8,100)	0.96	(70,000)	3.22
Forfeited	(102,700)	5.88	(400)	7.92
Expired	(483,800)	5.71	(581,500)	8.98
Balance, end of period	4,456,150	4.79	3,974,975	5.87

Options eligible to be exercised, end of period	3,098,183	5.46	2,974,175	5.58

During the nine-month period ended September 30, 2008, the Company undertook in favour of an institutional shareholder to limit annually the number of options granted under the stock option plan. The foregoing undertaking shall expire at the earliest of the institutional shareholder owning less than 3% of the Company’s outstanding shares, and the stock option plan being amended and such amendment(s) being approved and ratified by the shareholders at a duly called meeting.

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair values of stock options:

	FOR THE THREE MONTHS ENDED:		FOR THE NINE MONTHS ENDED:
	SEPT. 30, 2008	SEPT. 30, 2007	SEPT. 30, 2008	SEPT. 30, 2007
Expected volatility	0.75	0.72	0.76	0.65
Expected life	5.0 years	5.0 years	5.0 years	4.9 years
Risk-free interest rate	3.41%	4.56%	3.45%	4.13%
Dividend yield	Nil	Nil	Nil	Nil
Weighted average grant date fair value (per option)	$0.80	$1.53	$1.43	$3.85

9. RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $1,000 and $753 for the three-month periods ended September 30, 2008 and 2007, respectively, and net of estimated government assistance of $2,847 and $2,403 for the nine-month periods ended September 30, 2008 and 2007, respectively.

10. MANAGEMENT OF CAPITAL

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt or equity, or by entering into distribution and license agreements.

LABOPHARM Q3 2008	21

CONSOLIDATED FINANCIAL STATEMENTS

10. MANAGEMENT OF CAPITAL [CONT'D]

The Company includes shareholders’ equity (excluding accumulated other comprehensive loss), long-term debt and deferred revenue in the definition of capital, which, as at September 30, 2008 and as at December 31, 2007, included:
	SEPTEMBER 30, 2008	DECEMBER 31, 2007
	$	$
Shareholders’ equity (excluding accumulated other
comprehensive loss)	26,279	49,999
Total deferred revenue	14,877	21,408
Total long-term debt	14,827	13,647
	55,983	85,054

The Company is subject to certain non-financial covenants related to its long-term debt and has complied with these covenants as at September 30, 2008.

Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, the Company is reviewing its overall capital management strategy. In order to ensure that the Company has enough cash and cash equivalents to finance its operations and capital needs for approximately eighteen months, the Company undertook the following measures:

  On October 16, 2008, the Company drew down $5,837 [US$5,000] as part of its existing term loan agreement (see note 13);

  The Company started scaling down on certain early-stage research and development programs by way of postponement of high cost third-party development activities such as clinical trials, as well as implementation of other cost reduction initiatives; and

  Cash equivalents and marketable securities maturing in the quarter were invested in government-backed securities.

11. FINANCIAL INSTRUMENTS

Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the "Financial Instruments – Recognition and Measurement" section of note 3 to the Company’s 2007 consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at September 30, 2008, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:
			OTHER	TOTAL
	AVAILABLE-	LOANS AND	FINANCIAL	CARRYING	FAIR
	FOR-SALE	RECEIVABLES	LIABILITIES	VALUE	VALUE
	$	$	$	$	$
Financial assets
Cash and cash equivalents	15,728	—	—	15,728	15,728
Available-for-sale marketable securities	28,340	—	—	28,340	28,340
Accounts receivable (excluding sales tax
receivable)	—	2,738	—	2,738	2,738
Restricted long-term investments	128	—	—	128	128
Long-term investment	3,378	—	—	3,378	3,378
	47,574	2,738	—	50,312	50,312

Financial liabilities
Accounts payable and accrued liabilities[1]	—	—	7,778	7,778	7,778
Long-term debt	—	—	14,827	14,827	14,000
	—	—	22,605	22,605	21,778

1 This amount excludes capital tax and certain reserves.

22	LABOPHARM Q3 2008

CONSOLIDATED FINANCIAL STATEMENTS

\Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

  The fair value of the available-for-sale marketable securities has been determined by reference to published price quotation.

  Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted long-term investments and accounts payable and accrued liabilities approximates their carrying value.

  The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 6.

  The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the market place for similar debt.

Management of risks arising fro financial instruments

The Company does not use financial derivatives.

Market risks

a) Foreign exchange risk

The Company operates internationally and a substantial portion of the Company’s revenue from licensing and distribution agreements and product sales is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company has a natural hedge for a portion of this risk, in that many of its expenditures are in U.S. dollars and Euros. Fluctuations in the timing of payments of accounts receivable and payable could cause unanticipated fluctuations in the Company’s consolidated operating results.

In December 2007, the Company contracted a term loan denominated in U.S. currency, the outstanding balance of which was US$15,000 as at September 30, 2008. To reduce the impact on the Company’s consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of its term loan, the Company typically maintains some cash and cash equivalents and available-for-sale marketable securities denominated in U.S. dollars.

The significant balances in foreign currencies as at September 30, 2008 are as follows:
			POUNDS
	U.S. DOLLARS	EUROS	STERLING
	$	€	£
Cash and cash equivalents	2,366	1,567	—
Available-for-sale marketable securities	7,606	—	—
Accounts receivable	88	874	—
Restricted long-term investments	46	53	—
Accounts payable and accrued liabilities	(863)	(416)	(348)
Long-term debt	(15,050)	—	—
	(5,807)	2,078	(348)

Based on the aforementioned net exposure as at September 30, 2008, and assuming that all other variables remain constant, a 10% rise or fall in the Canadian dollar against the other currencies would have resulted in decreases (increases) in net loss and comprehensive loss as follows:
	NET LOSS		COMPREHENSIVE LOSS
CANADIAN DOLLAR:	APPRECIATES 10%	DEPRECIATES 10%	APPRECIATES 10%	DEPRECIATES 10%
	$	$	$	$
Against U.S. dollar	1,392	(1,392)	603	(603)
Against Euro	(312)	312	(312)	312
Against Pound sterling	66	(66)	66	(66)

LABOPHARM Q3 2008	23

CONSOLIDATED FINANCIAL STATEMENTS

11. FINANCIAL INSTRUMENTS [CONT'D]

b) Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates and consist of cash and cash equivalents.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s available-for-sale marketable securities and the restricted long-term investments are the only financial assets bearing fixed interest rates and, the long-term debt is the only financial liability bearing a fixed interest rate. The risk that the Company will realize a loss as a result of a decline in the fair value of its marketable securities is limited because these investments, although available for sale, are generally held to maturity. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature.

A portion of cash and cash equivalents bears interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash and cash equivalents during the nine months ended September 30, 2008, an assumed 10% increase in interest rates during such period would have decreased the net loss by $32, with an equal but opposite effect for an assumed 10% decrease in interest rates.

Risks inherent to the long-term investment are disclosed in note 6.

To manage the interest rate risk, the Company’s investments are made to achieve the highest rate of return while complying with the two primary objectives for its investment portfolio: liquidity and capital preservation.

Credit risk

The Company’s maximum exposure to credit risk as at September 30, 2008, is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly rated Canadian corporations or government-backed institutions with securities that are traded on active markets and are capable of prompt liquidation. Cash and cash equivalents are held as follows:
	SEPTEMBER 30, 2008	DECEMBER 31, 2007
	$	$
Two Canadian chartered banks	11,651	1,563
Two European banks	3,676	3,637
One U.S. bank	368	11,934
Other bank	33	39

The Company’s cash and cash equivalents are not subject to any external restrictions. The Company has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer.

The Company also provides credit to its clients in the normal course of operations. It carries out on a continuing basis, credit evaluations of its customers. Revenue from product sales is primarily from established pharmaceutical companies. As at September 30, 2008, 81% of the Company’s trade receivables are aged as current, 4% are aged between one and thirty days past due and 15% are aged between thirty-one and sixty days past due. Subsequent to quarter end, the Company fully collected the balance aged between thirty-one and sixty days past due. As at September 30, 2008, 77% of trade receivables [December 31, 2007 – 59%] are due from three customers [December 31, 2007 – two customers].

24	LABOPHARM Q3 2008

CONSOLIDATED FINANCIAL STATEMENTS

Liquidity risk

The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set out under the terms of such commitments. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management of the Company is actively involved in the review and approval of planned expenditures. The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at September 30, 2008:
	LESS THAN	1-3	3-5
	1 YEAR	YEARS	YEARS
	$	$	$
Accounts payable and accrued liabilities	7,778	—	—
Long-term debt	3,080	14,298	2,045
	10,858	14,298	2,045

The long-term debt is collateralized by all of the Company’s assets except for its intellectual property.

12. CONTINGENT LIABILITY

At the initiation of a generic challenge to the intellectual property protecting one of its products, the Company and one of its licensees, together with a third party, initiated discussions with respect to the joint defence of this intellectual property and sharing of the litigation costs thereof. These discussions have not yet satisfactorily been completed. An amount of US$2,493 has been claimed as the Company’s share of patent defence litigation costs incurred up to June 30, 2008. Further costs are being incurred by the licensee but no additional amounts have yet been claimed from the Company. As a good faith gesture, on July 30, 2008, the Company paid an amount of $924 [US$903]. Should the cost-sharing discussions not lead to a satisfactory resolution, the Company will be entitled to claim reimbursement of the $924 [US$903], as under the license agreement, the Company believes that no amounts are due. Such claim may need to be settled by the dispute resolution mechanism provided for in the license agreement. The ultimate outcome of these discussions is currently not determinable. The amount of $924 [US$903] was recorded as selling, general and administrative expenses in the quarter ended June 30, 2008 and the nine-month period ended September 30, 2008.

13. SUBSEQUENT EVENTS

On October 16, 2008, under the terms of the Company’s term loan agreement entered into in June 2005 and subsequently amended in December 2007 and on October 14, 2008, the Company borrowed an additional $5,837 [US$5,000]. The October 14, 2008 amendment stipulates that the remaining US$5,000 available under the term loan agreement will be available for drawdown from April 30, 2009 through June 30, 2009.

In connection with this term loan agreement, in December 2007, the Company issued 1,460,152 warrants to purchase one common share per warrant, having an exercise price of $1.00 each, with 60% of the warrants fully vested upon issuance. On October 14, 2008, the warrant agreement was amended and an additional 292,031 warrants vested upon the drawdown by the Company of US$5,000. The original warrant agreement includes a re-pricing clause and as a result, the 1,168,122 vested warrants were re-priced at $0.89 on October 14, 2008. The remaining 292,030 warrants will vest only should the Company borrow the remaining US$5,000 available under the term loan agreement, and the exercise price of the unvested warrants may be reduced if the five-day volume-weighted average trading price of the Company’s common shares on the TSX is less than $0.89 per share. These re-pricings are subject to the TSX approval.

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.
LABOPHARM Q3 2008	25